SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Protalex, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

743642100

(CUSIP Number)

Dr. Dinesh Patel vSpring SBIC, L.P. 2795 E. Cottonwood Parkway, Suite 360 Salt Lake City, Utah 84121 (801) 942-8999	Robert G. O’Connor, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation 2795 E. Cottonwood Parkway, Suite 300 Salt Lake City, UT 84121 (801) 993-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743642100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). vSpring SBIC, L.P. I.R.S. Identification No.: 87-0681457

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 10,000,191 (See (1) and (2) below)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 6,724,456 (See (1) and (3) below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,191 (See (1) and (2) below)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) Approximately 53.1 percent (See (2) below)

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). vSpring SBIC Management, L.L.C. I.R.S. Identification No.: 87-068488

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(c)	[ ]
	(d)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 10,000,191 (See (1) and (2) below)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 6,724,456 (See (1) and (3) below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,191 (See (1) and (2) below)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) Approximately 53.1 percent (See (2) below)

14.	Type of Reporting Person (See Instructions) OO

(1)                                  2,779,412 shares are directly owned by vSpring SBIC, L.P., which consist of 2,058,824 issued shares and a warrant to purchase 720,588 shares.  vSpring SBIC Management, L.L.C. is the general partner of vSpring SBIC, L.P.

(2)                                  10,000,191 shares of the Common Stock of Protalex (defined below) are subject to a Shareholder Agreement (defined below) among Protalex (defined below), vSpring SBIC (defined below), and certain shareholders of Protalex, which provides that signatory shareholders will vote their shares of Protalex Common Stock to fix and maintain the number of directors at seven and to vote for a director that is designated by vSpring SBIC.  This information relating to the beneficial ownership of shares held is based solely on information provided by Protalex.  Other than shares directly held and as described below, vSpring SBIC and vSpring SBIC Management, L.L.C. do not have any rights as a shareholder of Protalex pursuant to this Shareholder Agreement, including any right to dispose of or direct the disposition of the shares of Protalex Common Stock that are subject to this Shareholder Agreement.  Accordingly, each of vSpring SBIC and vSpring SBIC Management, L.L.C. expressly disclaims beneficial ownership of any of the shares of Protalex Common Stock covered by the Shareholder Agreement not directly held by vSpring SBIC.

(3)                                  Pursuant to the Shareholder Agreement, for the period described therein, the shareholders listed on Schedule II, other than Integral Capital Partners VI, L.P and SF Capital Partners Ltd., may not transfer any shares of Common Stock of Protalex beneficially owned by them, 3,945,044 shares in the aggregate, without the written consent of vSpring SBIC.  This information relating to the beneficial ownership of shares held is based solely on information provided by Protalex.  Because of this restriction on transfer under the Shareholder Agreement, each of vSpring SBIC and vSpring Management may be deemed to have dispositive control over those shares that are subject to the transfer restriction.  However, other than shares directly held, vSpring SBIC and vSpring SBIC Management, L.L.C. do not have any rights as a shareholder of Protalex pursuant to this Shareholder Agreement, including any right to dispose of or direct the disposition of the shares of Protalex Common Stock that are subject to this Shareholder Agreement.  Accordingly, each of vSpring SBIC and vSpring SBIC Management, L.L.C. expressly disclaims beneficial ownership of any of the shares of Protalex Common Stock covered by the Shareholder Agreement not directly held by vSpring SBIC.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, no par value (the “Common Stock”), of Protalex, Inc. (“Protalex” or “Issuer”).  The principal executive offices of Protalex are located at 717 Encino Pl. N.E. Suite 17, Albuquerque, NM 87102.

Item 2.	Identity and Background

(a) – (b)  This Statement is being filed on behalf of vSpring SBIC, L.P., a Delaware limited partnership (“vSpring SBIC”) and vSpring SBIC Management L.L.C, a Delaware limited liability company (“vSpring Management”), (individually, a  “Reporting Person” and collectively, the “Reporting Persons”).  The principal business address of each Reporting Person is 2795 East Cottonwood Parkway, Suite 360, Salt Lake City, UT 84121.

(c) vSpring Management is the general partner of vSpring SBIC.  With respect to vSpring Management, this Statement relates only to vSpring Management’s, indirect, beneficial ownership of shares of Common Stock.  The Common Stock and warrants to purchase Common Stock have been purchased by vSpring SBIC.  vSpring Management does not directly or otherwise hold any Common Stock.  Management of the business affairs of vSpring SBIC, including decisions respecting disposition and/or voting of the shares of Common Stock held by vSpring SBIC, resides in a majority of the managing members of vSpring Management, listed on Schedule I, such that no single managing member of vSpring Management has voting and/or dispositive power of such shares.  Each of those individuals listed on Schedule I, are engaged, through venture capital investment entities, in acquiring, holding and disposing of interests in various companies for investment purposes. Each Reporting Person is a venture capital investment entity.

(d)-(e)  During the last five years, neither vSpring SBIC, vSpring Management nor, to the best of both vSpring SBIC’s and vSpring’s Management’s knowledge, any person named in Schedule I (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the managing members of vSpring Management set forth on Schedule I are citizens of the Unites States.

Item 3.	Source and Amount of Funds or Other Consideration

On September 18, 2003, under the terms of a private placement of Common Stock (the “PIPE Transaction”), vSpring SBIC purchased 2,058,824 shares of Common Stock and warrants to purchase 720,588 shares of Common Stock (the “Securities”).  The Securities were purchased pursuant to a Securities Purchase Agreement, dated September 18, 2003 (the “Purchase Agreement”), among the Issuer and the other buyers

The funds used by vSpring SBIC to purchase the Securities were obtained from capital contributions by its partners and from its available funds.

Item 4.	Purpose of Transaction
The information set forth or incorporated by reference in Items 2 and 3 is hereby incorporated herein by reference.
(a) - (c) Not applicable.

(d)  In connection with the PIPE Transaction, Dr. Dinesh Patel, a managing member of vSpring Management, will be appointed to the Board of Directors of the Issuer.  The Issuer also entered into an Investor Rights Agreement dated September 18, 2003 (the “Rights Agreement”), attached hereto as Exhibit B and incorporated herein by reference, with vSpring SBIC and the other Investors (defined therein) whereby the Issuer covenanted to cause its Board of Directors to be comprised of seven (7) directors and to take all actions as may be required to include in the slate of nominees recommended by its Board of Directors Dr. Dinesh Patel or other nominee designated by vSpring SBIC.

vSpring SBIC, is also a party to a Shareholder Agreement dated September 18, 2003 (the “Shareholder Agreement”) among the Issuer, Integral Capital Partners VI, LLC, SF Capital Partners Ltd. and the other shareholders listed on Schedule II, whereby the shareholders are required to vote their Common Stock to fix and maintain the number of directors at seven (7) and to vote to elect a director designated by vSpring to be appointed to the Board of Directors of the issuer.  vSpring SBIC has received from each of the other shareholders, who are parties to the Shareholder Agreement, an irrevocable proxy appointing Dr. Dinesh Patel and Paul Ahlstrom to vote such shareholder’s shares in accordance with the Shareholder Agreement on behalf of vSpring SBIC.  The Shareholder Agreement is attached hereto as Exhibit C and incorporated herein by reference.

(e) - (i) Not applicable.

(j)  vSpring SBIC purchased the Securities for general investment purposes.  vSpring SBIC retains the right to change its investment intent.  vSpring Management intends to continually review the Issuer’s business affairs and financial position.  Based upon such evaluation and review, as well as general economic and industry conditions existing at the time, vSpring Management may consider various alternative courses of action to be taken by vSpring SBIC.  Such actions may include the acquisition of additional shares of Common Stock or other securities through open market purchases, privately negotiated transactions or otherwise.  Alternatively, such actions may involve the sale of all or a portion of the shares of Common Stock or other securities in the open market, in privately negotiated transactions or otherwise.

Also under the Rights Agreement, the Issuer covenanted, without the consent of a majority in interest of the Investors, not to: (i) offer, sell, create, authorize, designate or issue any security with rights, preferences, or privileges senior to the Common Stock; (ii) amend its Articles of Incorporation or Bylaws; (iii) repurchase or redeem any of its outstanding securities in excess of certain conditions; (iv) engage in any merger, reorganization, or sale of all or substantially all of its assets; (v) make, authorize, or declare the payment of any dividend on any of its outstanding securities; (vi) issue any debt instrument in excess of $500,000, excluding instruments issued in connection with customary commercial bank financings and equipment leases; (vii) authorize in excess of 1,147,500 shares of Common Stock to be issued pursuant to its stock option or stock purchase plans; or (viii) engage in any acquisition transaction with another company involving a purchase price in excess of $500,000.

Other than as described above, vSpring SBIC and vSpring Management currently have no plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference.

(a) – (b) vSpring SBIC directly holds 2,058,824 shares of Commons Stock and a warrant to purchase 720,588 shares of Common Stock, purchased pursuant to the Purchase Agreement (representing approximately 15.7% of the issued and outstanding shares of the Common Stock of Protalex as represented by Protalex as of September 25, 2003).  The number of shares of the Common Stock of Protalex covered by the Shareholder Agreement, which includes the shares beneficially owned by vSpring SBIC, is 10,000,191(representing approximately 53.1% of the issued and outstanding shares of the Common Stock of Protalex as represented by Protalex as of September 25, 2003).  Listed on the attached Schedule II, incorporated by reference herein, are the other shareholders who are party to the Shareholder Agreement.  Also, Schedule II lists the numbers of shares of Common Stock beneficially owned by each shareholder.

By virtue of the Shareholder Agreement, each of vSpring SBIC and vSpring Management may be deemed to share with certain shareholders the power to vote the shares of the Common Stock of Protalex subject to the Shareholder Agreement.  Other than shares directly held, vSpring SBIC and vSpring Management do not have any rights as a shareholder of Protalex pursuant to this Shareholder Agreement, including any right to dispose of or direct the disposition of the shares of Protalex Common Stock that are subject to this Shareholder Agreement.  Accordingly, each of vSpring SBIC and vSpring SBIC Management, L.L.C. expressly disclaims beneficial ownership of any of the shares of Protalex Common Stock covered by the Shareholder Agreement.

Also pursuant to the Shareholder Agreement, for the period described therein, the shareholders listed on Schedule II, other than Integral Capital Partners VI, L.P and SF Capital Partners Ltd., may not transfer any shares of Common Stock of Protalex beneficially owned by them, 3,945,044 shares in the aggregate, without the written consent of vSpring SBIC.  This information relating to the beneficial ownership of shares held is based solely on information provided by Protalex.  Because of this restriction on transfer under the Shareholder Agreement, each of vSpring SBIC and vSpring Management may be deemed to have dispositive control over those shares that are subject to the transfer restriction.  However, other than shares directly held, vSpring SBIC and vSpring SBIC Management, L.L.C. do not have any rights as a shareholder of Protalex pursuant to this Shareholder Agreement, including any right to dispose of or direct the disposition of the shares of Protalex Common Stock that are subject to this Shareholder Agreement.  Accordingly, each of vSpring SBIC and vSpring SBIC Management, L.L.C. expressly disclaims beneficial ownership of any of the shares of Protalex Common Stock covered by the Shareholder Agreement not directly held by vSpring SBIC.

(c) To the knowledge of vSpring SBIC and vSpring Management as of the date hereof, without independent verification, other than pursuant to the Purchase Agreement, there have been no transactions in the shares of the Common Stock of Protalex effected during the past 60 days by any of the persons named in Item 2 hereof.

(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
In connection with the PIPE Transaction, the Issuer, vSpring SBIC and the other Buyers (listed therein) entered into the Purchase Agreement, which included customary representations and warranties.

Also in connection with the PIPE Transaction, the Issuer, vSpring SBIC and the other Investors (listed therein) entered into the Rights Agreements.  The Rights Agreement provides, in addition to those terms described above, that the Issuer shall register the shares of Common Stock and shares issuable upon exercise of the warrants purchased under the Purchase Agreement (the “Registrable Securities”) under the Securities Act of 1933, as amended (the “Securities Act”); and that if the Issuer proposes to register any of its stock or other securities under the Securities Act then such investors may include their respective shares of Registrable Securities in such registration.  All expenses incurred by the Issuer in connection with such registrations (other than any underwriting discounts and commissions) will be borne by the Issuer.  The Rights Agreement also contains customary cross-indemnification obligations.

The foregoing descriptions of, and references to the Rights Agreement, and the Shareholders Agreement are qualified in their entirety by reference to the applicable documents filed as Exhibits B and C, attached hereto respectively.

Except for the agreements described above, to the best of the knowledge of each of vSpring SBIC and vSpring Management, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or call, guarantees of profits, division of profits or loss or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits
The following documents are filed as schedules and exhibits to this Statement:

Schedule I	Managers of vSpring SBIC Management, L.L.C.
Schedule II	Shareholders Party to the Shareholder Agreement with vSpring SBIC, L.P.
Exhibit 99.A	Joint Filing Agreement
Exhibit 99.B	The Rights Agreement
Exhibit 99.C	The Shareholder Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2003

vSpring SBIC Management, L.L.C.

	By	/s/ Dr. Dinesh Patel
Dr. Dinesh Patel
a Managing Member

vSPRING SBIC, L.P.

By: vSpring SBIC Management, L.L.C. its General Partner

	By	/s/ Dr. Dinesh Patel
Dr. Dinesh Patel
a Managing Member

SCHEDULE I

MANAGERS OF vSpring SBIC Management, L.L.C.

Set forth below, is the name of each managing member of vSpring SBIC Management, L.L.C. The present principal occupation of each person set forth below is: managing member of various private investment firms known as vSpring Capital, L.L.C., including vSpring SBIC Management, L.L.C., a Delaware limited liability company.  The business address of each such person is: c/o vSpring SBIC Management, L.L.C., 2795 East Cottonwood Parkway, Suite 360, Salt Lake City, Utah 84121.  Each such person is a U.S. citizen.

Managing Members:

Paul Ahlstrom

Ed Ekstrom

Dr. Dinesh Patel

Scott Petty

Greg Warnock

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SCHEDULE II

SHAREHOLDERS PARTY TO THE SHAREHOLDER AGREEMENT
WITH vSPRING SBIC, L.P.

The following table sets forth the name of each Shareholder of Protalex that has entered into the Shareholder Agreement with vSpring SBIC, L.P. in connection with the PIPE Transaction, and the aggregate number of shares of Common Stock beneficially owned by each such shareholder as of September 25, 2003, based solely upon information provided by Protalex.

Shareholder Party to the Shareholder Agreement	Shares Beneficially Owned
Integral Capital Partners VI, L.P.	1,687,500	(1)
SF Capital Partners Ltd.	1,588,235	(2)
Kirk Raab	100,000	(3)
Steven Kane	150,000	(4)
Frank M. Dougherty, Esq.	346,192	(5)
Authur D. Bankhurst, M.D.	286,492	(6)
Donald K. Dean	100,000
John Doherty	2,962,660	(7)

(1)          Consisting of 1,687,500 shares of Common Stock and a warrant to purchase 437,500 shares of Common Stock.

(2)          Consisting of 1,176,470 shares of Common Stock and a warrant to purchase 411,765 shares of Common Stock.

(3)          Consisting of options to purchase 100,000 shares of Common Stock exercisable within 60 days of September 25, 2003.

(4)          Includes options to purchase 100,000 shares of Common Stock exercisable within 60 days of September 25, 2003.

(5)          Includes options to purchase 10,000 shares of Common Stock exercisable within 60 days of September 25, 2003.

(6)          Includes options to purchase 10,000 shares of Common Stock exercisable within 60 days of September 25, 2003.

(7)          Includes options to purchase 10,000 shares of Common Stock exercisable within 60 days of September 25, 2003.

1